May 30, 2013

Caterpillar Inc.

100 NE Adams Street
Peoria, Illinois 61629

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian Cascio, Branch Chief

Re: Caterpillar Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Response to Comments Filed on May 1, 2013
File No. 001-768

Ladies and Gentlemen:

Caterpillar Inc. (“Caterpillar”) hereby responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated May 16, 2013 (the “Comment Letter”) regarding Caterpillar’s response to comments filed on May 1, 2013. Such comments relate to Caterpillar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Caterpillar’s response to each comment.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page A-99

U.S. Securities and Exchange Commission
May 30, 2013

Liquidity and Capital Resources, page A-122

COMMENT:

1.
We reference your response to prior comment 3. In future filings, to provide investors with a clearer understanding of your cash position and your ability to meet your United States funding needs without repatriating undistributed profits that are indefinitely reinvested outside the United States, please disclose a measure (e.g., a percentage) of your cash and investments held by non-U.S. entities or conversely a measure of your cash and investments held by U.S. entities. Disclose, if still true, that all amounts held by non-U.S. subsidiaries are available for general corporate use and can be used in the United States without incurring significant additional U.S. taxes.

CATERPILLAR RESPONSE:

We acknowledge the Staff’s comment and, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, will include disclosure substantially in the form set forth below. The information set forth below is based on data for the quarter ended March 31, 2013.

On a consolidated basis, we ended the first quarter of 2013 with $5.98 billion of cash, an increase of $492 million from year-end 2012. Our cash balances are held in numerous locations throughout the world with approximately $2 billion held by our non-U.S. subsidiaries. Amounts held outside the United States are available for general corporate use and could be used in the United States without incurring significant additional U.S. taxes.

COMMENT:

2.	As a related matter, please explain to us how cash held by non-U.S. subsidiaries could be used in the United States without incurring significant additional U.S. taxes.

CATERPILLAR RESPONSE:

Currently, cash held by our non-U.S. subsidiaries could be used in the United States without incurring significant additional U.S. taxes in two primary ways. First, a portion of the profits earned by our non-U.S. subsidiaries are taxed in the United States under Subpart F of the Internal Revenue Code regardless of whether the profits are repatriated. Cash associated with profits that have been previously taxed under the Subpart F rules is available for repatriation or loan to the United States without incurring additional U.S. taxes. As of December 31, 2012, $2.5 billion of “previously taxed income” was available for repatriation or loan to the United States. In addition, as of December 31, 2012, we had over $5 billion of loans from a U.S. subsidiary to non-U.S. subsidiaries within our Financial Products segment. These loans could be repaid without incurring U.S. tax.

U.S. Securities and Exchange Commission
May 30, 2013

COMMENT:

3.
We note in your response to prior comment 3 that your intercompany agreements provide for short term advance payments for certain purchases of U.S. manufactured products destined for sale outside of the United States. Please describe to us in greater detail the terms of the intercompany agreements that allow for these advance payments, including the following:

•	Tell us the usual period over which the advances are outstanding, including how the transactions get initiated and cash paid, and how long after are the U.S. manufactured products typically shipped.

•
Clarify for us whether these are transactions between your U.S. and non-U.S. subsidiaries, or transactions undertaken by non-U.S. subsidiaries on behalf of customers located outside the U.S. and whether the profits being taxed are intercompany profits or profits on the sale to the final customer.

•	Tell us the frequency with which you have entered into these transactions in the past three years.

•	In describing the arrangements, please provide us an example of a typical transaction.

CATERPILLAR RESPONSE:

A non-U.S. subsidiary that distributes our products to independent dealers outside the United States routinely enters into advance purchase agreements with manufacturers globally including Caterpillar Inc. (“Cat Inc.”), a U.S. company. Under the agreement, the non-U.S. subsidiary makes payments in advance for equipment manufactured by Cat Inc. which is destined for export and sale to non-U.S. independent dealers. This agreement recognizes Cat Inc. as a primary source of the non-U.S. subsidiary’s products, and that manufacture of many of these products in the United States requires long lead-times. The agreement provides the non-U.S. subsidiary a discount for goods purchased with advance payments in accordance with arm’s length principles.

Under the terms of the current one-year agreement, the advance is made on a monthly basis in an amount equal to the average daily purchases for the preceding six months multiplied by 85, less any outstanding balance from the prior month. The advance payment calculation is based on 85 days to reflect the average time from receipt of an order from an independent dealer to delivery.

The profit on the intercompany sale to the non-U.S. subsidiary is subject to U.S. taxation at the time of shipment. In addition, profit on the sale by the non-U.S. subsidiary to the independent dealer is

U.S. Securities and Exchange Commission
May 30, 2013

taxed in the United States under Subpart F contributing to our “previously taxed income” referred to in response to Comment 2.

Advance purchase transactions from the non-U.S. subsidiary have occurred regularly throughout the past three years. An example of such a transaction is set forth below:

	Day 1	Day 30	Day 50	Day 70
	Advance Payment	Product Shipment #1	Product Shipment #2	Product Shipment #3
		Invoice, net of purchase price discount	Invoice, net of purchase price discount	Invoice, net of purchase price discount
	$5,000	$2,000	$1,000	$2,000
Balance	$5,000	$3,000	$2,000	$0

* * * * *
Caterpillar hereby acknowledges that:

•	Caterpillar is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2012 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Caterpillar’s filings; and

•	Caterpillar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
May 30, 2013

If you need any further information, please contact Jananne A. Copeland, Chief Accounting Officer by phone at (309) 675-4437 or by email at Copeland_Janie_A@Cat.com or Nick G. Holcombe, Corporate Securities Counsel and Assistant Corporate Secretary by phone at (309) 675-1898 or by email at Holcombe_Nick_G@Cat.com.

Sincerely,

CATERPILLAR INC.

By:	/s/Jananne A. Copeland
Jananne A. Copeland
Chief Accounting Officer